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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                         Goody's Family Clothing, Inc.
                         -----------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
                     ------------------------------------
                        (Title of Class of Securities)

                                  382588 10 1
                                  -----------
                                (CUSIP Number)

                             Martin Nussbaum, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500
                    --------------------------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               December 5, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]






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                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 382588 10 1
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
               Robert M. Goodfriend
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                   N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                       9,178,355
    BENEFICIALLY   -----------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                            11,250
     REPORTING     -----------------------------------------------------------
      PERSON           9       SOLE DISPOSITIVE POWER
       WITH                             9,178,355
                  -----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                                        11,250
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    9,189,605
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]
------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      57%
------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
              IN
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                        AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to the Schedule 13D originally filed by Robert M. Goodfriend with the Securities and Exchange Commission (the "SEC") on November 25, 1994, as previously amended by Amendment No. 1 filed with the SEC on January 9, 1995 and Amendment No. 2 filed with the SEC on October 17, 1996 (collectively, the "Schedule 13D"), relates to Mr. Goodfriend's beneficial ownership of shares of the common stock, no par value per share, of Goody's Family Clothing, Inc. This Amendment No. 3 amends and supplements the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended to include the following information:

               On October 21, 1996, the Reporting Person sold an aggregate of 103,850 shares of Common Stock in the open market for a sales price of $13.50 per share.

               On November 22, 1996, the Reporting Person sold an aggregate of 8,000 shares of Common Stock in the open market for a sales price of $16.00 per share.

               On December 5, 1996, the Reporting Person sold an aggregate of 52,000 shares of Common Stock in the open market: 21,000 shares for a sales price of $17.00 per share, 23,000 shares for a sales price of $17.375 per share and 8,000 shares for a sales price of $17.44 per share.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is hereby amended to include the following information:

               As of the date hereof, the Reporting Person beneficially owns 9,189,605 shares of Common Stock, which represents approximately 57% of the outstanding shares of Common Stock. (According to the Company and its transfer agent, as of December 6, 1996 there were 16,138,212 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number was used.) Such 9,189,605 shares include 11,250 shares of Common Stock owned by the Reporting Person's spouse ("Mrs. Goodfriend"). Such 9,189,605 shares do not include 417,270 shares of Common Stock held in trust for the benefit of the Reporting Person's children. The Reporting Person has no voting or investment power with respect to these 417,270 shares of Common Stock and disclaims beneficial ownership of them. The Reporting Person has sole voting and dispositive power with respect to the 9,178,355 shares of Common Stock owned directly by him and shares voting and dispositive power with Mrs. Goodfriend with respect to the 11,250 shares of Common Stock she owns directly.

               Other than as set forth herein, the Reporting Person has not made any purchases or sales of securities of the Company during the sixty days preceding the date of this Schedule 13D.



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                                  SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: December 9, 1996                              /s/ Robert M. Goodfriend
                                                     ------------------------
                                                         Robert M. Goodfriend





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